Oppenheimer Capital Income Fund
Period Ending 8/31/2009
Exhibit 77M

On August 7, 2009, Capital Income Fund (the "Fund") acquired all of the net assets of Oppenheimer Convertible Securities Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Convertible Securities Fund shareholders on July 31, 2009.

The Fund issued (at an exchange ratio of 1.5268143052 for Class A, 1.5583857143 for Class B, 1.5612898329 for Class C, 1.5251410082 for Class A and 1.5431687328
for Class N of the Fund to one share of Oppenheimer Convertible Securities Fund) 29,547,222.50; 1,634,240.54; 5,533,782.71 and 504,245.01 shares of beneficial interest for Class A, Class B, Class C, Class M* and Class N, respectively, valued at $11.21, $11.24, $11.21, $11.19 and $11.20 per share in exchange for the net assets, resulting in combined Class A net assets of $7.34 per share, Class B net assets of $7.21 per share, Class C net assets of $7.18 per share, and Class N net assets of $7.26 per share on August 6, 2009. The net assets acquired included net unrealized depreciation of $272,052,873 and an unused capital loss carry forward of $38,128,578.70, potential utilization subject to tax limitations. The exchange qualified as a tax-free reorganization for federal income tax purposes.

For additional information please refer to the Fund's N-14 filed with the Commission on May 29, 2009 (333-158619). Oppenheimer Convertible Securities Fund will apply on Form N-8f to deregister as an investment company and will cease to be a registered investment company.

*3,888,856.24 Class M shares of Convertible Securities Fund were exchanged for 5,931,054.13 Class A shares of the Fund.